James F. Fulton, Jr. (650) 843-5103 fultonjf@cooley.com	VIA EDGAR

August 6, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Craig Wilson

RE:	Web.com Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 5, 2010 File No, 000-51595

Dear Mr. Wilson:

On behalf of our client, Web.com Group, Inc. (“Web.com” or the “Company”), we are providing this letter in response to your letter dated July 23, 2010 (the “Letter”) setting forth the Staff’s comments regarding the Company’s Form 10-K.

The text of the Staff’s comments has been included in this letter for your convenience.  Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the Company’s 10-K.

Item 1.  Business, page 3

1.
We refer to your disclosure on page 13 regarding third-party providers.  Please tell us whether you considered including a risk factor discussing the material adverse effects, if any, that the termination of your relationships with these third-party technology vendors would have on your operations.  In this regard, you may wish to consider providing quantitative disclosure regarding the percentage of your total revenue derived from the third-party vendors.

The Company respectfully acknowledges the Staff’s comment and notes that while certain of the services offered by the Company include functionality that is derived from third parties, none of its offerings rely on any particular third party technology and the Company has readily available alternatives to each third party technology it currently utilizes.  Accordingly, the Company does not believe that the termination of any of those third party relationships are likely to result in a material adverse effect on the Company.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission August 6, 2010 Page Two

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 26

2.
We refer to your 2009 second quarter earnings conference call.  Please tell us what consideration you gave to including in your overview quantitative and qualitative disclosure regarding customer churn in order to provide a more balanced, executive-level discussion that identifies the most important themes or other significant matters used by management to evaluate your financial condition and operating results.  Refer to Section III.A of SEC Release No. 33-8350.

The Company respectfully acknowledges the Staff’s comment and notes that in its Quarterly Report on Form 10-Q for the period ended June 30, 2010 the Company added additional disclosure regarding customer churn and would expect to continue to make such disclosures in future periodic reports.

Results of Operations, page 31

3.
We note on page 32 that subscription revenue earned during 2009 declined from subscription revenue earned during 2008 due to a “decrease in average revenue per subscriber.”  We further note a similar explanation on page 34 with respect to subscription revenue earned during 2008 as compared to subscription revenue earned during 2007.  Please tell us the extent to which you use “average revenue per subscriber” as a key indicator in managing your business and indicate whether you believe that this metric contributes meaningfully to understanding and evaluating your company.  In addition, tell us what consideration you gave to disclosing this metric for the periods presented in your MD&A.  Refer to Section III.B.I of SEC Release No. 33-8350.

The Company respectfully acknowledges the Staff’s comment and notes that “average revenue per subscriber” is a key business metric on which the Company is managed and a key indicator used by stockholders to monitor the Company’s business.  Accordingly, in its Quarterly Report on Form 10-Q for the period ended June 30, 2010 the Company added additional disclosure regarding “average revenue per subscriber” and would expect to continue to make such disclosures in future periodic reports.

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 32

4.
Since goodwill impairment is a critical estimate we encourage you to consider the following disclosures in fixture filings for your reporting unit at risk of failing step one of the impairment test defined in ASC 350:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission August 6, 2010 Page Three

•
A discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g.; the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The foregoing suggested disclosures need not be provided if you assert and disclose that material goodwill does not exist that is at risk of failing step one or that your reporting unit is not at risk.  Alternatively, consider disclosing the supporting rationale if material goodwill is at risk, but disclosure is deemed unnecessary.

The Company respectfully acknowledges the Staff’s comment and will consider the suggested disclosures in future filings.

Additionally, in its Quarterly Report on Form 10-Q for the period ended June 30, 2010 the Company added additional disclosure regarding the assumptions and estimates associated with goodwill impairment.

Non-GAAP Financial Measures, page 36

5.
We note your disclosure that non-GAAP financial measures help “management and investors gauge [y]our ability to generate cash flow” and that you exclude certain “non-cash charges” from your non-GAAP measures.  Similarly, we note that Exhibit 99.1 in your Form 8-K dated February 9, 2010 states your belief that excluding items such as stock-based compensation, amortization of intangible assets and depreciation provides meaningful information regarding your “liquidity and [your] ability to invest in research and development and fund acquisitions and capital expenditures.”  Based upon these disclosures, it appears that you are trying to convey information regarding your liquidity and cash generation.  If this is intended as a liquidity measure, please explain to us why you chose to reconcile these measures to net income, net income (loss) per share, operating (loss) and operating margin, as applicable.  Refer to Footnote 26 in SEC Release No. 34-47226.

The Company respectfully acknowledges the Staff’s comment and notes that while the cash generated by the business is certainly an indicator of the Company’s liquidity, the purpose of the disclosure and reconciliation to net income, net income (loss) per share, operating profit (loss), and operating margin are provided because shareholders, analysts and prospective investors use that information to help them better understand the Company’s operating performance.  The Company believes that providing this data also enables management as well as shareholders, analysts and prospective investors to more easily compare the financial performance of different companies.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission August 6, 2010 Page Four
Item 7A.  Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity, page 38

6.
We note that due to the short-term nature of your investment portfolio, you have concluded that you do not have any material exposure to changes in the fair value of your investment portfolio.  However, we further note that investment income of $233,000 comprises 15% of income from continuing operations.  Please consider including quantitative disclosure regarding the impact that interest rate changes may have on future earnings or cash flows.  Refer to Item 305 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and will consider including quantitative disclosures relating to the impact interest rate changes may have on future earnings or cash flows.  Moreover, as recently disclosed on a Report on Form 8-K dated August 4, 2010, the Company has recently secured a large amount of debt, with a variable interest rate.  Accordingly, in future periodic reports the Company expects to substantially revise its discussion of interest rate sensitivity and the risks associated with interest rate changes.

Item 15.  Exhibits, Financial Statement Schedules

Financial Statements

Consolidated Statements of Operations, page 46

7.
We note your tabular presentation in footnote (a) on the face of the Consolidated Statements of Operations which includes a total of stock based compensation, pursuant to SAB Topic 14F, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A.  The guidance in SAB Topic 14F, however, does not provide for a reconciliation of the share-based compensation expense on the face of the income statement that includes a total of the share-based compensation.  Please tell us how you considered the guidance in SAB Topic 14F as it relates to your current disclosures and describe how you intend to comply with such guidance in your future filings.  In addition, refer to Section 1.B.2 of the Division of Corporation Finance’s “Current Accounting and Disclosure Issues” (Updated 11/30/06).

The Company respectfully acknowledges the Staff’s comment and notes that in its Quarterly Report on Form 10-Q for the period ended June 30, 2010 and in its Form 8-K dated August 4, 2010, the Company has removed the tabular presentation of the amount of expense related to share-based payment arrangements from the face of the Consolidated Statements of Operations and has provided this disclosure in the footnotes to the financial statements.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission August 6, 2010 Page Five

Note 8.  Restructuring Costs and Other Reserves, page 61

8.
You disclosed that “(d)ue to the expiration of the statute of limitations and other legal resolutions, $987 thousand of assumed liabilities were released into income during 2009.”  Tell us how the accounting for this release complies with the legal release notion and guidance in ASC 405-20-40-1.b.  We believe that de-recognition of such liabilities is not appropriate unless a debtor has been legally released by statute or received a declaratory judgment releasing it from the liabilities.

The Company respectfully acknowledges the Staff’s comment and notes that the contingent liabilities in question were not the type related to legal releases as described in ASC 405-20-40-1.b.  Rather, the assumed liabilities were all pre-acquisition contingencies that were accrued at the time of the acquisition of Web.com in accordance with ASC 805 and 450.  The total amount is comprised of a $473 thousand liability in connection with an alleged patent infringement claim, a $466 thousand liability for the Company’s estimate of unasserted claims for disputed sales commissions related to several third-party service provider agreements which the Company believed were probable at the date of the acquisition, and a $47 thousand liability related to a claim for reimbursement for sales tax paid by a third party.

In the case of the patent infringement claim, during 2009 the underlying patents were invalidated by a District of Columbia court decision.  After consultation with our outside legal counsel and considering the result of this court decision, the liability was no longer considered probable.  In the case of the claims for the disputed sales commission, the liability was deemed no longer probable, as the Company had reached a settlement with one of the third-party service providers which resolved the dispute and the statute of limitations expired with respect to the Company’s estimate loss for unasserted claims related to the remaining third-party service providers.  Finally, with respect to the sales tax claim, the Company settled the matter with the third party who withdrew its claim and no payments were required.

Part III (Incorporated by Reference from the Definitive Proxy Statement filed on March 23, 2010)

Nominating and Corporate Governance Committee, page 9

9.
We note that while you have no formal policy on diversity, your Nominating and Corporate Governance committee considers diversity in assessing candidates for your board of directors.  With a view toward providing enhanced disclosure in subsequent filings, please tell us how your Nominating and Corporate Governance committee considers diversity in identifying nominees for directors.  Please refer to Item 407(c)(2)(vi) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and notes that in addition to stating that we have no diversity policy, we have stated that diversity may be one criterion that the Nominating and Corporate Governance Committee would consider as part of evaluating candidates.  The Nominating and Corporate Governance Committee has not in the past considered diversity, but if diversity is among the criteria considered in future evaluations of director candidates, we will update the disclosure to note how it was considered in future disclosures.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission August 6, 2010 Page Six

Security Ownership of Certain Beneficial Owners and Management, page 18

10.	For each entity shareholder listed, please identify the individual or individuals possessing dispositive and/or voting control over the shares held by such entity.

The Company respectfully acknowledges the Staff’s comment and notes that the Company does not have access to the identity of the individuals possessing dispositive and/or voting control over the shares held by such stockholders referenced by the Staff.

Compensation of Executive Officers, page 31

11.
Please tell us why you have not provided executive compensation disclosure for your three most highly compensated executive officers other than your principal executive officer and your principal financial officer.  See Item 402(a)(3)(iii) of Regulation S-K.  Refer also to Exchange Act Rule 3b-7.

The Company respectfully acknowledges the Staff’s comment and notes that it has determined that other than the Chief Executive Officer and the Chief Financial Officer, no other officer or manager at the Company is serving as an executive officer as none of those other officers or managers has sufficient policy making authority to be considered executive officers.

Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5103.

Sincerely,

/s/ James F. Fulton, Jr.
James F. Fulton, Jr.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM